D. Anthony Scaglione Executive Vice President and Chief Financial Officer One Liberty Plaza, 7th Floor New York, NY 10006 Office: (212) 297-9748 Fax: (866) 406-3683

VIA EDGAR

May 10, 2017

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Kristi Marrone

Re:	ABM Industries Incorporated
Form 10-K for the Fiscal Year Ended October 31, 2016
Filed December 21, 2016
File No. 001-08929

Ladies and Gentlemen:

On behalf of ABM Industries Incorporated (referred to as “ABM,” “we,” “our,” or the “Company”), please find our response to the letter from the staff of the Securities and Exchange Commission (the “Staff”) dated April 27, 2017 with respect to the above-referenced filing. All references to years within this letter are to our fiscal year, which ends on October 31. To assist with your review, we have included the Staff’s comment in italics directly above our response.

 Consolidated Statements of Comprehensive Income, page 52

1. We note the significant increase in foreign currency translation loss in 2016. With a view towards MD&A disclosure in future filings, please tell us the reason for the significant fluctuation and the expected impact in future years.

Response:

Our foreign currency translation loss was $26.3 million during the year ended 2016. The significant increase in foreign currency translation loss as compared to 2015 was primarily related to the impact of the weakening of the British Pound (“GBP”) against the U.S. Dollar (“USD”) during our fiscal year 2016 on the GBP net assets of our United Kingdom (“U.K.”) subsidiaries. The GBP/USD exchange rate decreased from 1.543 on October 31, 2015 to a GBP/USD exchange rate of 1.224 on October 31, 2016. The acquisition of Westway Services Holdings (2014) Ltd. (“Westway”) on December 1, 2015 increased our GBP net assets of our U.K. subsidiaries by approximately £56 million to approximately £84 million as of October 31, 2016. This increase in GBP net assets and the declining GBP/USD exchange rate contributed to our foreign currently translation loss during the year ended October 31, 2016.

Future gains and losses on foreign currency translation will be dependent upon changes in the relative value of the British Pound to the U.S. Dollar, and the level of our foreign assets and liabilities. We will disclose fluctuations in foreign currency translation adjustments in our MD&A within future filings.

D. Anthony Scaglione Executive Vice President and Chief Financial Officer One Liberty Plaza, 7th Floor New York, NY 10006 Office: (212) 297-9748 Fax: (866) 406-3683

If you have any questions with respect to any of the information in this letter, please call me at 212-297-9748.

Very truly yours,

/s/ D. Anthony Scaglione
D. Anthony Scaglione
Executive Vice President and
Chief Financial Officer